SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SEMILEDS CORPORATION

(Name of Issuer)

Common Stock, par value $0.0000056 per share

(Title of Class of Securities)

816645 105

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.       816645 105

1.	NAMES OF REPORTING PERSONS Anh Chuong Tran
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,468,705
	6.	SHARED VOTING POWER 1,571,428 (a)
	7.	SOLE DISPOSITIVE POWER 1,468,705
	8.	SHARED DISPOSITIVE POWER 1,571,428 (a)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,040,133
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.1%
12.	TYPE OF REPORTING PERSON IN

(a)  Consists of 1,571,428 shares of the Issuer’s Common Stock owned directly by The Anh Chuong Tran 2010 GRAT, of which Mr. Tran and Hien Van Nguyen are co-trustees.

CUSIP No.       816645 105

1.	NAMES OF REPORTING PERSONS Hien Van Nguyen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,571,428 (a)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,571,428 (a)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,571,428 (a)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12.	TYPE OF REPORTING PERSON IN

(a)  Consists of 1,571,428 shares of the Issuer’s Common Stock owned directly by The Anh Chuong Tran 2010 GRAT, of which Mr. Nguyen and Anh Chuong Tran are co-trustees.  Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of the shares of common stock reflected herein and, as such, declares that the statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

CUSIP No.       816645 105

1.	NAMES OF REPORTING PERSONS The Anh Chuong Tran 2010 GRAT
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION The trust is governed by the laws of the State of New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,571,428(a)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,571,428(a)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,571,428
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12.	TYPE OF REPORTING PERSON OO

(a)  Consists of 1,571,428 shares of the Issuer’s Common Stock owned directly by The Anh Chuong Tran 2010 GRAT, of which Anh Chuong Tran and Hien Van Nguyen are co-trustees.

Item 1(a).	Name of Issuer: SemiLEDs Corporation
Item 1(b).	Address of Issuer’s Principal Executive Offices: 3F, No. 11 Ke Jung Rd., Chu-Nan Site Hsinchu Science Park, Chu-Nan 350 Miao-Li County, Taiwan, R.O.C.

Item 2(a).	Name of Person Filing: Anh Chuong Tran Hien Van Nguyen The Anh Chuong Tran 2010 GRAT
Item 2(b).	Address of Principal Business Office or, if none, Residence:: Lane 81, No. 1 Songcuei Rd Baoshan Township 308 Taiwan R.O.C
Item 2(c).

Citizenship:
Anh Chuong Tran is a citizen of the United States of America.  Hien Van Nguyen is a citizen of the United States of America.  The Anh Chuong Tran 2010 GRAT is a trust formed under the laws of the State of New York.

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.0000056 per share
Item 2(e).	CUSIP Number: 816645 105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or §§240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4.	Ownership.

	(a)	Amount beneficially owned:
		Anh Chuong Tran*	3,040,133
		Hien Van Nguen**	1,571,428
		The Anh Chuong Tran 2010 GRAT	1,571,428
	(b)	Percent of class:
		Anh Chuong Tran*	11.1%
		Hien Van Nguen**	5.7%
		The Anh Chuong Tran 2010 GRAT	5.7%

Based on the 27,474,552 shares of common stock outstanding as of January 7, 2013 reported on the most recently filed periodic report on Form 10-Q of SemiLEDs Corporation for the quarter ended November 30, 2012.

	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote:
		Anh Chuong Tran*	1,468,705
		Hien Van Nguen**	0
		The Anh Chuong Tran 2010 GRAT	0
		(ii)	Shared power to vote or to direct the vote:
		Anh Chuong Tran*	1,571,428
		Hien Van Nguen**	1,571,428
		The Anh Chuong Tran 2010 GRAT	1,571,428
		(iii)	Sole power to dispose or to direct the disposition of:
		Anh Chuong Tran*	1,468,705
		Hien Van Nguen**	0
		The Anh Chuong Tran 2010 GRAT	0
		(iv)	Shared power to dispose or to direct the disposition of:
		Anh Chuong Tran*	1,571,428
		Hien Van Nguen**	1,571,428
		The Anh Chuong Tran 2010 GRAT	1,571,428

* The shares of Common Stock beneficially owned by Anh Chuong Tran consist of 1,468,705 shares of the Issuer’s Common Stock owned directly by Mr. Tran and 1,571,428 shares of the Issuer’s Common Stock owned directly by The Anh Chuong Tran 2010 GRAT, of which Mr. Tran and Hien Van Nguyen are co-trustees.

** Hien Van Nguyen is a co-trustee of The Anh Chuong Tran 2010 GRAT.  Mr. Nguyen disclaims beneficial ownership of such shares.

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.
Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 2, 2013
(Date)

Anh Chuong Tran

/s/ Anh Chuong Tran
Anh Chuong Tran

Hien Van Nguyen

/s/ Hien Van Nguyen
Hien Van Nguyen

The Anh Chuong Tran 2010 GRAT

By:	/s/ Anh Chuong Tran
Anh Chuong Tran, Trustee

By:	/s/ Hien Van Nguyen
Hien Van Nguyen, Trustee